
February 12, 2015

<u>Via E-mail</u>
Brian E. Shore
President and Chief Executive Officer
Park Electrochemical Corp.
48 South Service Road
Melville, NY 11747

  Re: Park Electrochemical Corp.
    Form 10-K for the fiscal year ended March 2, 2014
    Filed May 16, 2014
    Form 8-K filed January 8, 2015
    File No. 001-04415

Dear Mr. Shore:

  We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended March 2, 2014</u>

<u>Business</u>

<u>Printed Circuit Materials – Customers and End Markets, page 6</u>

1. You disclose in the second paragraph in this section that TTM Technologies, Inc. was responsible for 15.8% of your worldwide sales in 2014. In future filings, please provide a reasonably complete description of the material terms on which you conduct business with TTM. Clarify whether you have a written contract with TTM and describe the material terms of any such agreement. Further, tell us what consideration you gave to filing any such agreement as an exhibit or advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations

2014 Financial Overview, page 24

2.   Tell us what consideration you gave to including disclosure, and quantification, to the extent possible, of currently known trends, events and uncertainties specifically related to your business that are reasonably expected to have a material impact on your liquidity, capital resources and/or results of operations. Your discussion of trends and uncertainties should provide insight into the extent to which reported financial information is indicative of future results. In this regard, we note your disclosure that the global markets for your products and the impact of the current economic and financial conditions are difficult to predict and forecast. You should be more specific and describe the trends, events, or uncertainties you have experienced and your expectation of the continuing impact. For example, we note from your earnings calls that you have experienced a significant inventory adjustment in Asia during the fiscal year ended March 1, 2015. In addition, we note that your aerospace products have become an increasing percentage of total sales and from your earnings calls that you expect growth to continue.   Refer to Item 303(a)(3)(ii) of Regulation S-K and Sections III.A and III.B.3 of SEC Release 33-8350, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Results of Operations, page 26

3.   We note your disclosure of the quantitative impact that changes in product mix and geographic location had on net sales. Tell us what consideration you gave to including an analysis of the qualitative changes in these factors during each of the periods presented. You should address those key variables and other qualitative and quantitative factors that are peculiar to and necessary for an understanding and evaluation of your company. For example, in your discussion of the change in net sales in 2014, you should explain the reasons for lower sales of printed circuit materials products, higher sales of aerospace composite materials, parts and assemblies products, higher sales in North America, and lower sales in Asia and Europe. Refer to Item 303(a)(3)(i) of Regulation S-K and Section III.B.1 of SEC Release 33-8350. Consider also enhancing your disclosure in your quarterly reports.

Liquidity and Capital Resources

Other Liquidity Factors, page 35

4.   We note your statement regarding the sufficiency of your financial resources to meet cash needs for the foreseeable future. Tell us what consideration you gave to specifying the time period that you will have sufficient cash to finance operations. In this regard, you should assert whether your cash resources will be sufficient to meet your short-term

operating needs, which generally relates to cash needs up to 12 months into the future. Refer to FRC 501.03(a) and Section IV of SEC Release 33-8350.

Notes to Financial Statements

Note 4. Income Taxes, page 54

5.   We note that you recorded an accrual of U.S. deferred income taxes on undistributed earnings of your subsidiary in Singapore during the fourth quarter of the 2014 fiscal year. Tell us the amount of any unrecognized deferred tax liabilities related to your other foreign subsidiaries. Indicate what consideration you gave to the disclosures in ASC 740-30-50-2.

Form 8-K filed January 8, 2015

Exhibit 99.1, News Release dated January 8, 2015

Performance table, including non-GAAP information, page 7

6.   We note your presentation of the non-GAAP measures of Net Earnings before Special Items and Basic and Diluted Earnings per Share before Special Items. Please ensure that future uses of such measures include a reconciliation of each of your non-GAAP financial measures to the most directly comparable GAAP financial measures pursuant to Item 10(e)(1)(i)(B) of Regulation S-K. Consistent with comment 6 in our letter dated March 9, 2012, you should separately identify and quantify each amount included within "Special Items."

Detailed operating information, page 8

7.   Consistent with comment 7 in our letter dated March 9, 2012 and comment 1 in our letter dated May 8, 2012, we believe that the format of your columnar presentation of detailed operating information before special items may convey undue prominence to statements based on non-GAAP information. Please consider removing that presentation in future filings. As a substitute for this presentation format, you may consider presenting separate reconciliations, including each individual reconciling item, for only those non-GAAP measures discussed within the text of your earnings release, provided each complies with Item 10(e) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief